EXHIBIT 99.1

Brookfield Business Partners Announces Management Changes

BROOKFIELD, NEWS, Sept. 10, 2018 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") today announced the appointment of Jaspreet Dehl as Chief Financial Officer of Brookfield Business Partners, effective immediately. Ms. Dehl succeeds Craig Laurie, who will take on a new role overseeing Capital Markets, Finance and Planning for Brookfield Business Partners and its portfolio company operations as Managing Partner.

“Craig has demonstrated strong financial leadership since the spin-off of Brookfield Business Partners in 2016 and has played a key role in growing the business. We know that Craig will continue to be a significant contributor to the success of Brookfield,” said Cyrus Madon, Chief Executive Officer of Brookfield Business Partners. “Jaspreet has been a senior member of our finance team since she joined Brookfield in 2011 and is well known to many of our investors. As Brookfield Business Partners continues to execute its growth strategy, we look forward to benefiting from Jaspreet’s leadership and expertise as our CFO.”

Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE:BAM)(TSX:BAM.A)(EURONEXT:BAMA), a leading global alternative asset manager with more than $285 billion of assets under management. For more information go to www.brookfield.com.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Gwyn Hemme Tel: (416) 359-8632 Email: gwyn.hemme@brookfield.com